2005 Market Street
Suite 2600
Philadelphia, PA 19103
T: 215.564.8000

Shawn A. Hendricks

shendricks@stradley.com

215.564.8778

1933 Act Rule 14a-6(a)

1933 Act File No. 333-170750

1940 Act File No. 811-22497

May 9, 2025

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0505

Re:	Strategy Shares (the “Trust”)

File Nos. 333-170750 and 811-22497

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to the requirements of Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, please find transmitted herewith, for filing via the EDGAR system, a Schedule 14(a) Information cover page, Notice of Special Meeting of Shareholders, Proxy Materials and form of proxy card to be used in connection with a special meeting of shareholders of certain series of the Trust.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number or Michael P. O’Hare at (215) 564-8198.

Sincerely,

/s/ Shawn A. Hendricks

Shawn A. Hendricks

Stradley Ronon Stevens & Young, LLP | stradley.com

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